UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Rule 14(d)-100

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

TELULAR CORPORATION

(Name of Subject Company (Issuer))

ACP TOWER MERGER SUB, INC.

(Name of Filing Person (Offeror))
a wholly-owned subsidiary of

ACP TOWER HOLDINGS, LLC

(Name of Filing Person (Offeror))

AVISTA CAPITAL PARTNERS III, L.P.
AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

87970T208

(CUSIP Number of Class of Securities)

Benjamin Silbert

65 E. 55th Street, 18th Floor

New York, NY 10022

Tel: (212) 593-6900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Jai Agrawal
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Phone: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$234,293,725.71	$31,957.66

*                                          Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) an aggregate of 17,323,991 outstanding shares of common stock, par value $0.01 per share, of Telular Corporation (“Shares”) multiplied by the offer price of $12.61 per Share; (ii) an aggregate of 1,378,602 Shares subject to outstanding stock option grants multiplied by the offer price of $12.61 per Share minus the weighted average exercise price for such options of $6.32 per Share; and (iii) an aggregate of 568,342 Shares subject to other outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the target number of Shares subject to each such award of performance-based restricted stock units) multiplied by the offer price of $12.61 per Share; in each case, as of April 28, 2013, the most recent practicable date.

**                                    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☒                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31, 957.66	Filing Party:	ACP Tower Merger Sub, Inc.
ACP Tower Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2013

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed on May 10, 2013 (together with this Amendment No. 6 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by ACP Tower Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”) controlled by Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (collectively, the “Sponsors” and, together with Parent and Purchaser, the “Filing Persons”).  This Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Telular Corporation, a Delaware corporation (“Telular”), at a price of $12.61 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2013 (as may be amended and supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented, the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchaser and Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment No. 6:

ITEMS 1 THROUGH 9 AND 11.

The subsection titled “Litigation” in Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase, and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference such information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following at the end of such subsection:

“On May 15, 2013, the plaintiff in the Eichenbaum Complaint requested that the court stay or dismiss the action.  On May 30, 2012, the Chancery Court entered an order granting this request, subject to plaintiff paying attorneys’ fees and costs incurred by defendants.  The order also provided that the plaintiff in the Eichenbaum Complaint will be required to pay the attorney’s fees and costs incurred by the defendants through May 20, 2013 in the event of a global settlement resulting from the Illinois litigation in which the plaintiff in the Eichenbaum Complaint participates and receives a fee award or an allocation of a fee award.

On June 10, 2013 and June 14, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Illinois Actions pending before the Chancery Division of the Circuit Court of Cook County, Illinois, entered into memorandums of understanding (the “MOUs”) setting forth an agreement-in-principle to settle all claims related thereto.  In connection with the MOUs, Telular agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth in Amendment No. 5 to the Schedule 14D-9 filed with the SEC on June 14, 2013.  The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.  The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the Circuit Court.  Subject to satisfaction of the conditions set forth in the MOUs, the defendants will be released by the plaintiffs from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement and the disclosures relating to the foregoing.  Additionally, the MOUs require all parties to use their best efforts to prevent, stay or seek dismissal of any other litigation against any of the parties to the MOUs that challenges the proposed transaction.  The foregoing description of the MOUs does not purport to be complete and is qualified in its entirety by the full texts of the MOUs, which Purchaser intends to file in a subsequent amendment  to the Schedule TO.  The joint press release announcing the entry into the MOUs, among other things, is attached hereto as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented, to the extent applicable, by adding the following paragraph:

“Avista Capital Partners discussed with certain members of Telular’s management that the portfolio companies in which Avista Capital Partners invests typically have an incentive pool for the benefit of certain of the portfolio company’s employees, consultants and outside directors, that such incentive pool typically is in the form of stock options, and that such incentive pool typically constitutes approximately 10% of the outstanding shares. Avista Capital Partners had no discussions with Telular’s management as to size of the incentive pool for Telular following the closing of the Merger, the expected participants of any such incentive pool, or the expected allocations of the incentive pool among any participants. Avista Capital Partners also discussed with certain members of Telular’s management that Avista Capital Partners typically expects the senior management team of a portfolio company to invest capital into such portfolio company to further align the interests of management with the interests of Avista Capital Partners, but no discussions took place as to any potential investment by Telular’s management following the closing of the Merger or the amount, form, terms or conditions of any such investment. Avista Capital Partners discussed with Mr. Charak that it would be interviewing candidates to serve as the Chief Executive Officer of Telular following the closing of the Merger and that it would also consider candidates from the existing management team to serve in such role. In addition, Avista Capital Partners had general discussions with members of Telular’s management regarding employment opportunities following the closing of the Merger and indicated that it did not expect to bring in a new management team to replace the existing team, but no specific discussions took place between Avista Capital Partners and Telular’s management with respect to the terms and conditions of such post closing employment arrangements.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented, to the extent applicable, by adding the following paragraph:

“On June 14, 2013, Parent and Purchaser waived the Funding Condition pursuant to the terms of the Merger Agreement.  The Offer remains subject to the Minimum Condition and the other remaining conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.  The joint press release announcing the waiver of the Funding Condition, among other things, is attached hereto as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented, to the extent applicable, by replacing each reference to “12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013” with “10:00 a.m. (New York City time) on Monday, June 24, 2013” and by adding the following paragraph:

“On June 14, 2013, Purchaser extended the expiration of the Offer until 10:00 a.m. (New York City time) on Monday, June 24, 2013. The Offer was previously scheduled to expire at 12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013. The Depositary has indicated that, as of the close of business on Friday, June 14, 2013, approximately 10,252,389 Shares (including 73,636 Shares subject to notices of guaranteed delivery) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59% of the outstanding Shares. The joint press release announcing the extension of the Offer, among other things, is attached hereto as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.    EXHIBITS

The Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended by replacing each reference to “12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013” with “10:00 a.m. (New York City time) on Monday, June 24, 2013.”

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Document
(a)(5)(J)	Joint Press Release, dated June 14, 2013, issued by Telular and Avista Capital Partners.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2013	ACP TOWER MERGER SUB, INC.

	By:	/S/ BRENDAN SCOLLANS

		Name:	Brendan Scollans

		Title:	President

Dated: June 14, 2013	ACP TOWER HOLDINGS, LLC

	By:	/S/ BRENDAN SCOLLANS

		Name:	Brendan Scollans

		Title:	President

Dated: June 14, 2013	AVISTA CAPITAL PARTNERS III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

Dated: June 14, 2013	AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated May 10, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published in The New York Times on May 10, 2013.

(a)(1)(G)*

Form of Notice to Employee Holders of Options and RSUs, sent by Telular Corporation on or about June 4, 201 (incorporated by reference to Exhibit (a)(17) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(H)*

Form of Notice to Employee Holders of Options, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(18) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(I)*

Form of Notice to Employee Holders of RSUs, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(19) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(J)*

Form of Notice to Director Holders of Options and RSUs, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(20) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(K)*

Form of Notice to Director Holders of RSUs, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(21) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(5)(A)*	Press Release, dated May 10, 2013, issued by Avista Capital Partners.

(a)(5)(B)*

Complaint of John Nicholas against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

(a)(5)(C)*

Complaint of Betzalel Eichenbaum against Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz, Betsy Bernard, Joseph A. Beatty, John W. Handy, M. Brian McCarthy, Brian J. Clucas, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Avista Capital Partners, filed in the Court of Chancery in the State of Delaware, dated May 6, 2013.

(a)(5)(D)*

Complaint of John Levin against Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Telular Corporation, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 6, 2013.

(a)(5)(E)*

Complaint of Jonathan Posell against Telular Corporation, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, Jeffrey Jacobowitz, John W. Handy, Avista Capital Holdings, L.P., ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc. filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 7, 2013.

(a)(5)(F)*

Complaint of Bob Berg against Telular Corporation, Avista Capital Partners, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., Joseph A. Beatty, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

(a)(5)(G)*

Complaint of William D. Henard against Telular Corporation, Joseph A. Beatty, Lawrence S. Barker, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners, ACP Tower Merger

Sub, Inc. and ACP Tower Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 15, 2013.

(a)(5)(H)*

Complaint of Beth DeNicolo, Brian DeNicolo, and the DeNicolo Family Foundation against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard, Jeffrey Jacobowitz, ACP Tower Holdings, Llc, ACP Tower Merger Sub, Inc. and Avista Capital Partners, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 28, 2013.

(a)(5)(I)*	Press Release, dated June 5, 2013, issued by Avista Capital Partners.

(a)(5)(J)	Joint Press Release, dated June 14, 2013, issued by Telular and Avista Capital Partners.

(b)(1)*	Debt Commitment Letter, dated as of April 29, 2013, by and between SunTrust Bank, SunTrust Robinson Humphrey, Inc. and Parent.

(d)(1)*

Agreement and Plan of Merger, dated as of April 29, 2013, by and among Parent, Purchaser, and Telular (incorporated by reference to Exhibit 2.1 to Telular’s Current Report on Form 8-K, File No. 000-23212, filed with the SEC on May 1, 2013).

(d)(2)*	Limited Guaranty, dated as of April 29, 2013, by Avista Capital Partners (Offshore) III, L.P. and Avista Capital Partners III, L.P., in favor of Telular Corporation.

(d)(3)*	Equity Commitment Letter, dated as of April 29, 2013, by and between Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners, III and Parent.

(g)*	Not applicable.

(h)*	Not applicable.

* Previously Filed